AMERICAN SURGICAL ASSISTANTS, INC.
EQUITY ROLL FORWARD
DECEMBER 31, 2004

	A/R	A/R	A/R	A/R
	Medisoft	Hospitals	Other	Employees	Allowance	Net A/R

Balance 12/31/2004	1,169,934	29,722		35,062	(527,231)	707,487

Collected on 2004 in 2005	(555,719)	(16,600)				(572,319)

Write off uncollected from 2004	(75,067)	(13,122)				(88,189)

2005 Billing, net	4,443,005	384,650	5,085			4,832,740

Collected on 2005 in 2005	(2,759,976)	(359,250)		(19,507)		(3,138,733)

2005 Adt’l. Allowance					(89,918)	(89,918)

Balance 12/31/2005	2,222,177	25,400	5,085	15,555	(617,149)	1,651,068

Collected on 2004 in 2006	12,366	-				12,366

Collected on 2005 in 2006	1,884,853	25,400				1,910,253